UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
February 27, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee recommended, and the Board of Directors of City Holding Company (the "Company") approved, on February 27, 2008, the 2007 bonus and incentive compensation for the Company's executive officers, including the Company's principal executive officer and the Company's principal financial officer.

The schedule set forth below indicates the 2007 bonus and incentive compensation for each of the Company's executive officers:

Name	2007 Incentive Compensation		2007 Bonus		Total Incentive and Bonus
Charles R. Hageboeck	$	195,983	$	-	$	195,983
David L. Bumgarner	$	38,609	$	16,845	$	55,454
Craig G. Stilwell	$	115,500	$	20,000	$	135,500
John A. DeRito	$	53,369	$	25,391	$	78,760
John W. Alderman III	$	34,625	$	32,624	$	65,249

Section 8 – Other Events

Item 8.01 Other Events.

On February 27, 2008, the Company's Board of Directors, based upon the recommendation of its Compensation Committee, approved an award of 400 shares of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2007. The market price on the date of grant, February 27, 2008, was $39.22 per share.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 4, 2008</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer